LAW OFFICES OF
                           DERENTHAL & DANNHAUSER LLP
                           ONE POST STREET, SUITE 575
                         SAN FRANCISCO, CALIFORNIA 94104
                                 (415) 981-4844
                            FACSIMILE: (415) 981-4840



                                 March 25, 2005


BY OVERNIGHT DELIVERY AND EDGAR

Mr. Andrew Schoeffler
Division of Corporation Finance, Mail Stop 4-4
Securities and Exchange Commission
450 Fifth Street. N.W.
Washington, D.C. 20549
Facsimile:  202-942-9531

                  Re:      ATEL Capital Equipment Fund XI, LLC
                           Registration Statement on Form S-1
                           SEC File No. 333-120276

Dear Mr. Schoeffler:

         We are responding to comments on supplemental sales materials set forth in Ms. Long's letter dated March 8, 2005. The numbered responses below correspond to the numbered comments in the letter.

         4. Enclosed are complete copies of the proposed supplemental sales materials, as revised through the date of this letter.

         5. We have attempted to integrate the cover page risk factors throughout the text of the materials. In the case of the PowerPoint presentation, we have included required "talking points" to be used with the slides in order to address some of the qualifications of potential benefits noted in the slides.

         6. See the revised prospecting letters.

         Please contact us with any further comments you may have in this regard or to notify us that you have cleared all outstanding comments.

                                        Very truly yours,



                                        Paul J. Derenthal

cc:      Mr. Paritosh Choksi
         Ms. Merriah Harkins
         Mr. Daniel Courtney